UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

Liberate Technologies

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

530129105

(CUSIP Number)

William L. Fiedler

SeaChange International, Inc.

124 Acton Street

Maynard, MA 01754

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

CUSIP No. 530129105	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). SeaChange International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 13,332,901 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,332,901
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.57%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Schedule 13D

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Liberate Technologies, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2655 Campus Drive, Suite 250, San Mateo, California 94403.

Item 2. Identity and Background.

This statement is being filed by SeaChange International, Inc. (“SeaChange”), a Delaware corporation. SeaChange is a leading developer, manufacturer and marketer of digital video storage, management and streaming systems, which automate the distribution of video content, such as movies, television programs, games, and advertising. The address of SeaChange’s principal office is 124 Acton Street, Maynard, Massachusetts 01754.

Item 3. Source and Amount of Funds or Other Consideration.

SeaChange has entered into a Stockholder Voting Agreement dated April 15, 2005 with the stockholders of Liberate Technologies identified therein, as described in more detail below. SeaChange has not expended any funds in connection with the Voting Agreement.

Item 4. Purpose of Transaction.

On April 15, 2005, Liberate Technologies (the “Issuer”) entered into an agreement (the “Asset Purchase Agreement”) to sell substantially all of the assets of its business outside of North America to SeaChange. The Asset Purchase Agreement provides for SeaChange to acquire from the Issuer and Liberate Technologies B.V., a wholly-owned subsidiary of the Issuer (the “Netherlands Subsidiary”) certain assets and to assume certain liabilities relating to the Issuer’s business outside of the United States, Canada and Mexico (the “Non-North America Business”).

In connection with the Asset Purchase Agreement, at the specific request of SeaChange, and as a condition and inducement to SeaChange’s willingness to enter into the agreement, Mr. Lockwood and the Lockwood Fund LLC (the “Principal Stockholders”) entered into a Stockholder Voting Agreement with SeaChange, dated as of April 15, 2005 (the “Voting Agreement”) with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended) (collectively, the “Owned Shares”). The Owned Shares do not include those Shares which any Principal Stockholder has the right to acquire within 60 days, but do include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

Pursuant to the Voting Agreement, each of the Principal Stockholders appointed SeaChange and any designee of SeaChange as such Principal Stockholder’s proxy and attorney-in-fact pursuant to the provisions of Section 212 of the Delaware General Corporation Law, as amended, to vote and act on each such Principal Stockholder’s behalf and in each such Principal Stockholder’s name, place and stead with respect to such Principal Stockholder’s Owned Shares, at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment or postponement of any such meeting and to act by written consent with respect to each such Principal Stockholder’s Owned Shares. Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to grant any subsequent proxy with respect to such Principal Stockholder’s Owned Shares (except as provided below).

Each Principal Stockholder further irrevocably and unconditionally agreed (i) to appear, or otherwise cause the Owned Shares to be counted as present, at any shareholders’ meeting held to vote upon the transactions contemplated by the Asset Purchase Agreement for purposes of establishing a quorum and to vote or consent, or cause to be voted or consented, the Owned Shares in favor of the Asset Purchase Agreement, the sale of assets provided for therein and the consummation of the transactions contemplated thereby (the “Transaction”); provided that such Principal Stockholder has received written notice within a reasonable period of time prior to any such meeting that SeaChange is unable to vote the Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Transaction with respect to all of the Owned Shares; and (iii) with respect to any Owned Shares, not to vote, execute and deliver any written consent, enter into any other voting agreement or cause any of the foregoing actions in favor of any Alternative Proposal (as defined in the Asset Purchase Agreement and set forth below) or where such action would be inconsistent with or frustrate the purposes of the Asset Purchase Agreement or the Voting Agreement.

“Alternative Proposal” means (A) any proposal (whether or not in writing and whether or not delivered to the Issuer’s stockholders generally), other than (x) as contemplated by the Asset Purchase Agreement or the asset purchase agreement, dated as of January 14, 2005, by and among the Issuer, Liberate Technologies Canada Ltd. and Double C Technologies, LLC, (y) as otherwise proposed by SeaChange or its affiliates or (z) solely with respect to the sale of all or part of the North America Business (as defined in the Asset Purchase Agreement), each regarding (i) a merger, consolidation, tender offer, share exchange or other business combination or similar transaction involving the Issuer, (ii) the issuance by the Issuer of any equity interest in or any voting securities of the Issuer which constitutes 20% or more of the total of such equity interests or voting securities, (iii) the acquisition in any manner, directly or indirectly, of 20% or more of the consolidated assets of the Issuer or the Netherlands Subsidiary or any equity interest of the Issuer’s subsidiaries, (iv) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of the Issuer or (v) any transaction for any material portion of the Transferred Assets (as defined in the Asset Purchase Agreement) or the Non-North America Business or any transaction the effect of which would be reasonably likely to prohibit, restrict or delay the consummation of the transactions contemplated by the Asset Purchase Agreement; or (B) the occurrence of any of the transactions described in clauses (i) - (v) of (A) above or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Each Principal Stockholder also agreed that he or it will not, without the prior written consent of SeaChange, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the disposition of, any of the Owned Shares or any securities convertible into or exchangeable for Shares, or (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing his or its obligations under the Voting Agreement, including, without limitation, granting a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares. Each Principal Stockholder further agreed that the Voting Agreement and each Principal Stockholder’s obligations thereunder attached to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

The Voting Agreement shall terminate on the earlier of (i) the closing of the transactions contemplated by the Asset Purchase Agreement and (ii) the termination of the Asset Purchase Agreement in accordance with its terms.

The foregoing summary of the Voting Agreement contained in this Item 6 is qualified in its entirety by reference to the Voting Agreement, attached as Exhibit 7 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) SeaChange, pursuant to the Voting Agreement, has acquired the right to vote in favor of the Transaction (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, SeaChange may be deemed to beneficially own, 13,332,901 Shares, representing 12.57% of the outstanding Shares. SeaChange disclaims beneficial ownership of such Shares.

(b) SeaChange has power to vote or to direct the voting of 13,332,901 Shares pursuant to the Voting Agreement as described in Item 4.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Copies of the Asset Purchase Agreement and the Voting Agreement are filed herewith as Exhibits 99.1 and 99.2, respectively.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1:	Asset Purchase Agreement by and among SeaChange International, Inc., Liberate Technologies and Liberate Technologies B.V., dated as of April 15, 2005 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 21, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).

Exhibit 99.2:	Stockholder Voting Agreement by and among SeaChange International, Inc. and the stockholders of Liberate Technologies named therein, dated as of April 15, 2005.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 25, 2005

SEACHANGE INTERNATIONAL, INC.

By:	/s/ William L. Fiedler
William L. Fiedler
Chief Financial Officer, Treasurer, Secretary and Senior Vice President, Finance and Administration